UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 1st, 2002

TRADER CLASSIFIED MEDIA N.V.
(formerly TRADER.COM N.V.)
(Exact name of registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation)	0-30676 (Commission File Number)	Not Applicable (IRS Employer Identification No.)

Overschiestraat 61
1062 XD Amsterdam,
The Netherlands
011-31-20-388-2105
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b)
under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2 (b): 82-____________.

TRADER CLASSIFIED MEDIA N.V.
(formerly TRADER.COM N.V.)
FORM 6-K

TRADER CLASSIFIED MEDIA N.V., a corporation incorporated under the laws of The Netherlands ("Trader Classified Media"), issued a press release dated October 1st, 2002 announcing a new senior bank financing and purchase of Australian minority interests. The press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Any statements contained in the press release of Trader Classified Media that are not historical facts are forward-looking statements. In particular, statements using the words "will", "plans," "expects," "believes," "anticipates," "guidance," "if initiated," "if obtained" or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Trader Classified Media may be reviewed in Trader Classified Media's Annual Report on Form 20-F publicly on file with the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit No.	Exhibit
99.1	Press Release, dated October 1st, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRADER CLASSIFIED MEDIA N.V. (Registrant)

By:
Name: Mr. Francois Jallot
Title: CFO
Date : October 1st, 2002

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated October 1st, 2002